Exhibit 99.1

Iris Energy Partners with WEKA to Optimize Generative AI Workloads

SYDNEY, AUSTRALIA, October 24, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy” or “the Company”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today announced it is partnering with WEKA, the data platform software provider for performance-intensive workloads, as part of its entry into the generative AI market.

Key Highlights

•	Partnership with WEKA to provide innovative storage and data management solutions for generative AI and performance-intensive workloads
•	Enables optimized GPU-stack storage performance within Iris Energy’s data centers

Iris Energy has announced a partnership with WEKA as part of the Company’s entry into the generative AI market.

As part of the partnership, Iris Energy will utilize the WEKA® Data Platform to provide storage and data management solutions for generative AI and performance-intensive workloads.

Legacy data management and data architecture approaches can be key technical inhibitors to generative AI adoption at scale for many enterprises.

WEKA’s software-defined, hybrid cloud-based data architecture is expected to provide a high-performance solution for GPU optimization within the Company’s data centers that is simple, scalable, sustainable and secure.

Daniel Roberts, Co-Founder and Co-CEO of Iris Energy, commented:

“This partnership enables Iris Energy to provide enhanced GPU cloud and colocation experiences within our next-generation data centers through WEKA’s innovative storage and data management solutions. We look forward to forging a long-term partnership with WEKA in servicing the growing generative AI and GPU compute markets.”

Liran Zvibel, CEO of WEKA, commented:

“WEKA is pleased to partner with Iris Energy, uniting their expertise in running 100% renewables-powered data centers optimized for power-dense compute with the WEKA Data Platform’s advanced storage and data management software for high-performance AI compute environments. Together, we will enable enterprises looking to harness the power of generative AI for their strategic business and research and development initiatives to rapidly scale their accelerated computing capabilities more sustainably while significantly reducing time-to-market.”

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

●	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
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Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

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Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

About WEKA

WEKA is leading a paradigm shift in how data is stored, managed, and processed in the cloud and AI era. The WEKA® Data Platform is a software solution transforming stagnant data silos into dynamic data pipelines that power GPUs efficiently and fuel performance-intensive workloads seamlessly and sustainably. Its advanced cloud-native architecture is optimized to solve complex data challenges at scale, delivering 10-100x performance improvements across edge, core, cloud, hybrid and multicloud environments. WEKA helps the world’s leading data-driven organizations accelerate research and discovery breakthroughs and business outcomes – including 11 of the Fortune 50. The company operates in over 20 countries globally and is backed by dozens of world-class investors. For more information, visit www.weka.io or connect on LinkedIn, Twitter, or Facebook.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for potential HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any potential HPC solutions that Iris Energy may offer in the future; Iris Energy’s ability to secure customers on commercially reasonable terms or at all, particularly as it relates to its potential expansion into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and potential HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as potential HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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